UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

COMPLETE GENOMICS, INC.

(Name of Subject Company (Issuer))

BETA ACQUISITION CORPORATION
(Offeror) A Wholly-Owned Subsidiary of

BGI-SHENZHEN

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE (Title of Class Of Securities)

20454K 10 4 (CUSIP Number of Class of Securities)

Wang Jun

Chief Executive Officer

BGI-SHENZHEN

11F-3, Main Building, Bei Shan Industrial Zone,

Yantian District, Shenzhen, China 518083

011-86-755-2527-3620

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Paul Scrivano, Esq. O’Melveny & Myers LLP Two Embarcadero Center, 28th Floor San Francisco, CA 94111 (415) 984-8701	Wendy Pan, Esq. O’Melveny & Myers LLP Plaza 66, Tower 1, 37th Floor 1266 Nanjing Road West Shanghai 200040 86-21-2307-7300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Beta Acquisition Corporation (“Purchaser”), a wholly-owned subsidiary of BGI-Shenzhen (“Parent”), for all of the outstanding common stock of Complete Genomics, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated September 15, 2012, among Parent, Purchaser and the Company.

The exhibit is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the offer is commenced, Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated September 17, 2012

2